

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2016

Henry Val
Chief Executive Officer
TGI Solar Power Group Inc.
1011 Whitehead Road Ext.
Suite 102
Ewing, NJ 08638

> **Re: TGI Solar Power Group Inc.**
> **Form 10-12G**
> **Filed September 27, 2016**
> **File No. 000-51059**

Dear Mr. Val:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 1

2. We note your disclosure on page 1 that states you have been "involved in planning and gathering resources for solar and alternative energy projects over the past eight years." Please revise your disclosure to clearly state whether or not you have generated any revenues over the past eight years, with a view to understanding to what extent your business has developed over this period of time. As a related matter, please tell us why you have not identified your company as a "shell company" considering you appear to satisfy the definition, pursuant to Rule 405.

3. We note your disclosure that, after acquiring patented technology from Solar 18, you discontinued operation of your "other subsidiaries" to pursue energy technology products and services. In your discussion, please elaborate upon any patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration, you acquired from Solar 18 and how they are used in your business. Refer to Item 101(h)(4) of Regulation S-K.

Government Regulation, page 3

4. Please enhance your disclosure to include a discussion of the effect of any existing or probable governmental regulations related to the solar power industry that are material to an understanding of your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Item 1A. Risk Factors, page 3

5. Please include a Risk Factor noting that your sole employee and officer, Henry Val, was the Chief Executive Officer of Applied Wellness Corp. and MaxPlanet Corp., both public companies that failed to comply with their respective reporting obligations, and that the registration of Applied Wellness Corp.'s securities was revoked due to its failure to comply with reporting requirements under the Securities Exchange Act of 1934. Include a discussion of the consequences to the Company and investors if the Company was unable to comply with its reporting requirements.

6. You disclose on page 4 that your plans to raise capital "through this offering" and to "consummate [y]our initial business combination" may not be successful. You also disclose on page 6 that "the increased concentration of the ownership of our shares by a limited number of affiliated stockholders following the share exchange may limit interest in our securities." Please revise your disclosure to remove these references.

Risks Related to Our Securities

There is a substantial lack of liquidity of our common stock and volatility risks, page 6

7. We note your disclosure that your common stock is quoted on the OTC Markets OTCQB platform under the symbol "TPSG." Revise your filing to reflect the correct symbol, TSPG, and to reflect that your common stock is quoted on the OTC Pink platform, as you indicate on page 16, and make conforming changes to the rest of your filing.

Item 2. Financial Information, page 9

8. Please take note that your discussion and analysis should be of the financial statements and other statistical data for the two-year period required in Article 8 of Regulation S-X. In this regard, it appears that your comparisons should include the fiscal year ending July 31, 2016. Please refer to Instruction 1 to Item 303(a) of Regulation S-K, and Article 8 of Regulation S-X, and please make conforming changes to your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

9. Please enhance your disclosure to clearly summarize the milestones or future steps that must be undertaken by you to advance your current solar installation and support business or your future consulting and personnel service business and provide greater insight about the amount of anticipated cash expenditures needed to complete these steps.

10. Please provide a discussion of the economic or industry-wide factors relevant to your business. Provide insight into material opportunities, challenges and risks upon which management is the most focused for the short and long term, as well as the actions they are taking to address such opportunities. In addition, please enhance your discussion to emphasize your future prospects to disclose or discuss in more detail:

- Any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income from continuing operations and liquidity; and

- Any material commitments for capital expenditures and the anticipated source of funds needed to fulfill such commitments; and

- The status of your new business plan, including when you expect operations to commence, your plan of operations for the next 12 months and working capital requirements for costs necessary to execute your plan of operations.

Subsequent Event, page 12

11. We note your disclosure that the sale of 137,500 shares of the Company's Series C Convertible Preferred Stock raised $275,000 and the use of proceeds was for "general corporate purposes and further business development." Given your disclosures indicating that you do not generate any revenues and will need substantial additional financing to achieve your goals, it appears that the discussion of your intended use of proceeds from the aforementioned sale should be expanded.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

12. Please revise the table to include an additional column that reflects the amount and percentage of shares that Henry Val is eligible to vote via his voting control of the shares of Series A and B Preferred Stock Netter Capital holds. In this regard, your description of the Series A and B Preferred Stock on page 18 suggests that Mr. Val may vote those shares with the holders of common stock even if he currently cannot convert them. Refer to Item 403(a) of Regulation S-K.

13. For purposes of footnote (1), disclose the total number of shares of voting securities so as to put the tabular reference to 83% in context.

Item 5. Directors and Executive Officers, page 14

14. We note your reference to Mr. Val's relationship with Packard Group, Inc. Please revise your disclosure to clarify that Packard Group Inc. is no longer a brokerage firm registered with FINRA and state as of what date the firm ceased doing business with a view to putting this disclosure in context.

15. We note that your disclosure elsewhere indicates that your Series C Preferred Stockholders are entitled to elect 2 directors to the Board. Please disclose whether such stockholders intend to exercise this right and, if so, provide the information required by Item 401 of Regulation S-K.

Item 6. Executive Compensation, page 15

16. Please revise to provide this information as of your most recently completed fiscal year. Refer to Item 402(m) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 16

17. Please revise your chart under the above heading to include the high and low bid information of your common stock for the two most recent fiscal years. Specifically,

please include this information for the third and fourth quarter of 2016. Please refer to Item 201(a)(1)(iii) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 17

18. Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item 202(a)(5) of Regulation S-K.

Financial Statements, page F-2

19. Your financial information should be updated as it is as of a date more than 45 days after your year-end of July 31, 2016. Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment. It appears out-of-date because the company reported losses from continuing operations for 2015 and 2014 and it appears likely, based on the nine-month period ended April 30, 2016, that the company will be reporting a loss during the most recently completed fiscal year. If otherwise, please advise.

20. In Note 6, you indicate that a change in control occurred as a result of the sale of the Series C Preferred Stock. In your next amendment, please clearly disclose the accounting form of the transaction. Your disclosure should include, but is not limited to, a discussion of: (a) whether the transaction is a recapitalization, a reverse acquisition, or a basic business combination, and how you made this determination; (b) how your financial statements reflect the accounting form of the transaction; and (c) the business nature and organization of the surviving entity.

Notes to the Financial Statements

Note 6. CAPITAL STRUCTURE, page F-9

21. We note the Series C Preferred Stock converts into 90% or 1,895,036,105 shares of your common stock on a fully diluted basis which equals a conversion price of $0.000161240 as opposed to $0.0000161240 as disclosed. Please explain or revise accordingly.

22. Please provide us an analysis of what consideration was given to recording a beneficial conversion feature for your Series C Preferred Stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products